Masco Corporation 17450 College Parkway Livonia, Michigan 48152 313 274 7400 www.masco.com

May 8, 2019

VIA EDGAR TRANSMISSION (CORRESP.)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, DC 20549-4561

Attention: Kevin Stertzel, Senior Staff Accountant

Re:    Masco Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 7, 2019
File No. 001-05794

Dear Mr. Stertzel:

On behalf of Masco Corporation (the “Company”), I am writing to respond to the Staff of the Securities and Exchange Commission’s comment with respect to the above-referenced Form 10-K in the Staff’s letter dated April 25, 2019. The numbered paragraph below corresponds to the heading and number set forth in the comment letter, the text of which is copied in italics for your reference.

Form 10-K Year Ended December 31, 2018
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 22

1.
We note your “Accounts Payable days” are 71 days as of December 31, 2018. We further note your Accounts Payable days has increased substantially over the past ten years, with a low of 47 days in 2009, followed by a substantial increase to 63 days in 2011. Please tell us if you are engaging in supply chain finance operations and mechanisms, such as reverse factoring or similar methods to increase your Accounts Payable days. Otherwise, please explain how you have been able to achieve such extended accounts payable terms with your suppliers.

Response:

From 2009 through 2018, we increased our Accounts Payable days by executing a strategic initiative to extend payment terms with our suppliers. Through successful negotiations, principally by more directly leveraging our purchasing volume, we have significantly extended our payment terms with many of our suppliers. During 2012, we began to facilitate, through a third-party intermediary, a voluntary supply chain finance program between certain suppliers and several participating financial institutions, which to a lesser extent also improved Accounts Payable days. From 2012 through 2018, fewer than 3% of our suppliers utilized the program, and less than 10% of our direct material-related purchases were paid under the program in any given year. We retain our right to negotiate with the suppliers that elect to participate in the program and benefit from any negotiated pricing or credit terms. The amounts we pay

Mr. Kevin Stertzel
May 8, 2019

and our payment terms to the participating financial institutions are the same as if we paid our suppliers directly.

Additionally, as disclosed in our Proxy Statements, our Organization and Compensation Committee selects performance metrics for our annual performance program each year, under which our executives and key employees at each of our businesses can earn cash bonuses and restricted stock awards, if the threshold goal is achieved. From 2009 through 2012, the Committee selected cash flow as a metric for this performance program, and from 2013 through 2018, working capital as a percentage of sales was selected by the Committee as a metric for this program. Additionally, from 2009 through 2018, the executive officers selected the metric of average working capital days to incentivize our business unit employees as part of their annual performance program. These metrics reinforce our executive officers’ and other employees’ focus on liquidity, align their incentive compensation measures and are favorably affected by increases in Accounts Payable and corresponding Accounts Payable days.

If you have any further questions or comments, please contact me at 313-792-6044.

Sincerely,

/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer